

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 16, 2018

Imran Firoz
Chief Financial Officer
Forex Development Corporation
1460 Broadway
New York, NY 10036

>   **Re: Forex Development Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 22, 2018**
>   **File No. 333-221726**

Dear Mr. Firoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2017 letter.

General

1.   We note your response to our prior comment 1 and your revised disclosure where you state that you provide "technology related solutions to customers (B2B), which include connectivity to aggregated cryptocurrency data price feed from various crypto exchanges to brokers with MT4 and other forex FIX API platforms, building payment gateway for customers, which can be connected to their back office via dedicated, and other software development capabilities to build an independent crypto exchange." It remains unclear to us what your cryptocurrency-related solutions are.

>   a.   Please revise your disclosure to discuss your cryptocurrency-related solutions and business operations using plain English and without relying on technical business terminology or jargon. Refer to Rule 421(b) of Regulation C. For additional

guidance, please also refer to Updated Staff Legal Bulletin No. 7 (June 7, 1999), sample comment 14.

b.   Please provide us with a detailed explanation of your cryptocurrency-related solutions. Further, discuss the challenges related to this business, including any regulatory and/or custodial risks. In this regard, we note that the information in your prospectus and on your website indicates that your solutions may include facilities for bringing together purchasers and sellers of forex securities and cryptocurrencies. Your analysis should include whether any of your solutions implicate national securities exchange or broker-dealer registration under Section 6 or Section 15 of the Securities Exchange Act of 1934, respectively.

Description of Business

Employees, page 20

2.   You state that three of your officers devote 100% of their time to the company and that Mr. Firoz, the CFO, devotes approximately 85% of his time to the company. Where applicable, please revise to discuss all commitments of Mr. Firoz, including related conflicts of interest and all information required by Item 404 of Regulation S-K. In this regard, we note your disclosure on page 24 that from February 2014 to date, Mr. Firoz is a Managing Director of Match-Trade Technologies LLC.

3.   You state that you have no written agreements with any of your officers. Please file written descriptions of the arrangements that you have with them. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

4.   We note that your sources of revenue include consulting services, technology solutions, and customized software development. For the periods presented, please revise to clarify which of these you generate revenue from, including all material drivers and key performance metrics, as applicable. Refer to Item 303(a) and (b) of Regulation S-K, Instruction 3 to Item 303(b) of Regulation S-K, and Section III.D of SEC Release No. 33-6835.

5.   Please briefly discuss the material terms of any agreements with the three active customers that represented approximately 83% of revenue for the nine months ended September 30, 2017, and file related agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

<u>Liquidity and Capital Resources, page 23</u>

6.   You indicate in your response to prior comment 3 that the expected expenditures are to be approximately $400,000 over the next 12 months; however, your revised disclosure refers to "capital expenditures" increasing to up to $150,000 in the next twelve months. As previously requested, please revise to state the amount of <u>total</u> expenditures you expect to incur over the next 12 months, not only capital expenditures. Further, please revise the rest of the disclosure accordingly if based on the <u>total</u> anticipated expenditures, you will not have sufficient resources to fund your operations for the next twelve months.

<u>Interests of Named Experts and Counsel, page 29</u>

7.   We note your disclosure on page 73 that William B. Barnett, who has given an opinion upon the validity of the common stock being registered, currently holds 500,000 shares of your common stock. Please revise to provide the information required by Item 509 of Regulation S-K, or tell us why this information is not material.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3673 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3750.

                                        Sincerely,

                                        /s/ Folake Ayoola

                                        Folake Ayoola
                                        Special Counsel
                                        Office of Information
                                        Technologies and Services

cc: William B. Barnett, Esq.
        Law Offices of Barnett & Linn